<?xml version="1.0" encoding="UTF-8"?>
<edgarSubmission xmlns="http://www.sec.gov/edgar/rega/oneafiler" xmlns:com="http://www.sec.gov/edgar/common">
  <headerData>
    <submissionType>1-A/A</submissionType>
    <filerInfo>
      <liveTestFlag>LIVE</liveTestFlag>
      <filer>
        <issuerCredentials>
          <cik>0001651699</cik>
          <ccc>XXXXXXXX</ccc>
        </issuerCredentials>
        <offeringFileNumber>024-10491</offeringFileNumber>
      </filer>
      <flags>
        <returnCopyFlag>false</returnCopyFlag>
        <overrideInternetFlag>false</overrideInternetFlag>
        <sinceLastFiling>true</sinceLastFiling>
      </flags>
    </filerInfo>
  </headerData>
  <formData>
    <employeesInfo>
      <issuerName>Punch TV Studios Inc.</issuerName>
      <jurisdictionOrganization>DE</jurisdictionOrganization>
      <yearIncorporation>2014</yearIncorporation>
      <cik>0001651699</cik>
      <sicCode>4833</sicCode>
      <irsNum>46-5033791</irsNum>
      <fullTimeEmployees>1</fullTimeEmployees>
      <partTimeEmployees>0</partTimeEmployees>
    </employeesInfo>
    <issuerInfo>
      <street1>1123 EAST REDONDO BLVD.</street1>
      <street2>SUITE 200</street2>
      <city>INGLEWOOD</city>
      <stateOrCountry>CA</stateOrCountry>
      <zipCode>90302</zipCode>
      <phoneNumber>909-486-4742</phoneNumber>
      <connectionName>Joseph Collins</connectionName>
      <industryGroup>Other</industryGroup>
      <cashEquivalents>24.00</cashEquivalents>
      <investmentSecurities>0.00</investmentSecurities>
      <accountsReceivable>0.00</accountsReceivable>
      <propertyPlantEquipment>1300000.00</propertyPlantEquipment>
      <totalAssets>1302047.00</totalAssets>
      <accountsPayable>21000.00</accountsPayable>
      <longTermDebt>0.00</longTermDebt>
      <totalLiabilities>21000.00</totalLiabilities>
      <totalStockholderEquity>1280574.00</totalStockholderEquity>
      <totalLiabilitiesAndEquity>1302047.00</totalLiabilitiesAndEquity>
      <totalRevenues>34490.00</totalRevenues>
      <costAndExpensesApplToRevenues>137641.00</costAndExpensesApplToRevenues>
      <depreciationAndAmortization>168683.00</depreciationAndAmortization>
      <netIncome>271834.00</netIncome>
      <earningsPerShareBasic>0.00</earningsPerShareBasic>
      <earningsPerShareDiluted>0.00</earningsPerShareDiluted>
      <nameAuditor>Daniel R. Leonard</nameAuditor>
    </issuerInfo>
    <commonEquity>
      <outstandingCommonEquity>0</outstandingCommonEquity>
    </commonEquity>
    <preferredEquity>
      <outstandingPreferredEquity>0</outstandingPreferredEquity>
    </preferredEquity>
    <debtSecurities>
      <outstandingDebtSecurities>0</outstandingDebtSecurities>
    </debtSecurities>
    <issuerEligibility>
      <certifyIfTrue>true</certifyIfTrue>
    </issuerEligibility>
    <applicationRule262>
      <certifyIfNotDisqualified>true</certifyIfNotDisqualified>
      <certifyIfBadActor>false</certifyIfBadActor>
    </applicationRule262>
    <summaryInfo>
      <indicateTier1Tier2Offering>Tier2</indicateTier1Tier2Offering>
      <financialStatementAuditStatus>Audited</financialStatementAuditStatus>
      <securitiesOfferedTypes>Equity (common or preferred stock)</securitiesOfferedTypes>
      <offerDelayedContinuousFlag>Y</offerDelayedContinuousFlag>
      <offeringYearFlag>N</offeringYearFlag>
      <offeringAfterQualifFlag>N</offeringAfterQualifFlag>
      <offeringBestEffortsFlag>Y</offeringBestEffortsFlag>
      <solicitationProposedOfferingFlag>N</solicitationProposedOfferingFlag>
      <resaleSecuritiesAffiliatesFlag>N</resaleSecuritiesAffiliatesFlag>
      <securitiesOffered>50000000</securitiesOffered>
      <outstandingSecurities>125000000</outstandingSecurities>
      <pricePerSecurity>1.00</pricePerSecurity>
      <issuerAggregateOffering>50000000.00</issuerAggregateOffering>
      <securityHolderAggegate>0.00</securityHolderAggegate>
      <qualificationOfferingAggregate>0.00</qualificationOfferingAggregate>
      <concurrentOfferingAggregate>0.00</concurrentOfferingAggregate>
      <totalAggregateOffering>50000000.00</totalAggregateOffering>
    </summaryInfo>
    <juridictionSecuritiesOffered>
      <jurisdictionsOfSecOfferedNone>false</jurisdictionsOfSecOfferedNone>
      <jurisdictionsOfSecOfferedSame>true</jurisdictionsOfSecOfferedSame>
      <issueJuridicationSecuritiesOffering>AL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AK</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AZ</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CO</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>DE</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>DC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>FL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>GA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>HI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ID</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>KS</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>KY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>LA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ME</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MD</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MS</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MO</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NE</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NV</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NH</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NJ</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NM</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ND</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OH</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OK</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>PA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>PR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>RI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>SC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>SD</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>TN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>TX</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>UT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>VT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>VA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WV</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A0</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A1</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A2</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A3</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A4</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A5</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A6</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A7</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A8</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A9</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>B0</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>Z4</issueJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>AL</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>AK</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>AZ</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>AR</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>CA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>CO</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>CT</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>DE</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>DC</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>FL</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>GA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>HI</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>ID</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>IL</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>IN</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>IA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>KS</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>KY</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>LA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>ME</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MD</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MI</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MN</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MS</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MO</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>MT</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NE</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NV</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NH</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NJ</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NM</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NY</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>NC</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>ND</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>OH</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>OK</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>OR</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>PA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>PR</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>RI</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>SC</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>SD</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>TN</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>TX</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>UT</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>VT</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>VA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>WA</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>WV</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>WI</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>WY</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A0</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A1</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A2</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A3</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A4</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A5</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A6</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A7</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A8</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>A9</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>B0</dealersJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>Z4</dealersJuridicationSecuritiesOffering>
    </juridictionSecuritiesOffered>
    <unregisteredSecurities>
      <ifUnregsiteredNone>true</ifUnregsiteredNone>
    </unregisteredSecurities>
  </formData>
</edgarSubmission>